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                                                                  EXHIBIT (a)(6)

                     Form of Notice to Tendering Employees

                          WYNDHAM INTERNATIONAL, INC.
                       1950 Stemmons Freeway, Suite 6001
                              Dallas, Texas 75207

                              ____________, 200_


___________________
___________________
___________________
___________________


     Re:  Offer to Exchange Options for Restricted Units

Dear _____________:

     On behalf of Wyndham International, Inc., a Delaware corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer (the "Offer") to exchange certain outstanding options (the "Options") that were granted under the Second Amendment and Restatement of the Company's 1997 Incentive Plan (the "Plan") for restricted unit awards (the "Restricted Units").

     The Offer expired at ________, Central Standard Time, on ___________, 200_. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options to purchase a total of _______ shares of the Company's class A common stock, par value $0.01 per share ("Common Stock"), and cancelled all such Options.

     The Company has accepted for exchange and cancelled your Options to purchase _______ shares of Common Stock (the "Eligible Options"). In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive one Restricted Unit for each share of Common Stock underlying your cancelled Eligible Options. The Restricted Units will be subject to the terms and conditions of the Plan and a restricted unit award agreement between you and the Company (the "Restricted Unit Agreement"). The Restricted Units will vest in equal amounts on the third, fourth and fifth anniversaries of the date of grant, subject to earlier vesting or forfeiture in certain circumstances. Upon the vesting of any Restricted Units, the Company will issue a stock certificate to you for the number of shares of Common Stock underlying such vested Restricted Units. The stock certificate will not actually be delivered to you, though, until you provide for the payment to the Company of the federal, state and local income and employment withholding taxes to which you become subject as a result of the vesting of your Restricted Units.

     In accordance with the terms of the Offer, in order to receive the unvested portion of the Restricted Units, you must remain an employee of the Company or one of its subsidiaries through the dates on which the Restricted Units vest. As more fully described in your Restricted Unit Agreement, if you do not remain an employee of the Company or one of its subsidiaries for the required periods, you may, in certain circumstances, forfeit certain unvested Restricted Units.

     If you have any questions about your rights in connection with the grant of the Restricted Units, please call Dixie Sweeney at (214) 863-1081.


                                    Sincerely,



                                    ___________________________________________
                                    Fred J. Kleisner, Chairman of the Board and
                                    Chief Executive Officer